20013067

SEC
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Section
MAY 19 2020
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2019 (MM/DD/YY) AND ENDING March 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4221 Harborview Drive
(No. and Street)

Gig Harbor (City) Washington (State) 98332 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Myott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, Inc., as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of New York

County of New York

Subscribed and sworn to (or affirmed) before me on this 13 day of May, 2020 by Stephen Myott proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public ______

Thomas Capital Group, Inc.

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended March 31, 2020

Contents
As of and for the Year Ended March 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Thomas Capital Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thomas Capital Group, Inc. (the "Company") as of March 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 13, 2020

Thomas Capital Group, Inc.

Statement of Financial Condition
Year Ended March 31, 2020

ASSETS

Cash	$	171,421
Accounts receivable		36,926
Client reimbursement receivable		23,712
Prepaid expenses		22,550
Employee loans		22,689
Marketable securities, at fair market value		839
Investments in private investment funds, at estimated fair value		120,822
Investment in promissory note receivable, at estimated fair value		38,083
Right of use asset		191,130
TOTAL ASSETS	$	628,172

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	30,094
Lease liability		191,130
TOTAL LIABILITIES		221,224
STOCKHOLDERS' EQUITY		
Common stock, no par value, 200,000 shares authorized, 100,320 issued, and outstanding		2,881,510
Accumulated deficit		(2,474,562)
TOTAL STOCKHOLDERS' EQUITY		406,948
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	628,172

The accompanying notes are an integral part of these financial statements

Thomas Capital Group, Inc.

Statement of Operations
For the Year Ended March 31, 2020

REVENUES:	
Investment banking fees	$ 1,771,626
Net loss on investments	(122,202)
Interest income	2,175
Total revenues	1,651,599
OPERATING EXPENSES:	
Employee compensation and benefits	1,343,758
Insurance expense	5,566
Travel and entertainment	102,763
Professional fees	82,533
Dues and subscriptions	58,228
Rent	47,237
Communications	27,180
Bad debts	25,000
Regulatory fees and expenses	19,556
Other operating expenses	67,297
Total expenses	1,779,118
NET LOSS	$ (127,519)

The accompanying notes are an integral part of these financial statements

Thomas Capital Group, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2020

	Common Stock	Accumulated Deficit	Stockholders' Equity
Balance at April 1, 2019	$ 2,965,960	$ (1,797,043)	$ 1,168,917
Distributions		(550,000)	(550,000)
Repurchase of common stock	(84,450)		(84,450)
Net loss	-	(127,519)	(127,519)
Balance at March 31, 2020	$ 2,881,510	$ (2,474,562)	$ 406,948

The accompanying notes are an integral part of these financial statements

Thomas Capital Group, Inc.

Statement of Cash Flows
For the Year Ended March 31, 2020

OPERATING ACTIVITIES:	
Net loss	$ (127,519)
Adjustments to reconcile net income to net cash provided by operating activities	
Net loss on investment	122,202
Non-cash revenue received in the form of investments in private placement funds	(36,926)
Unrealized gain on promissory note	(1,157)
Depreciation expense	7,824
Changes in operating assets and liabilities	
Increase in accounts receivable	128,074
Increase in due from clients	(6,531)
Increase in prepaid expenses and deposits	(14,944)
Increase in employee loans	(1,017)
Decrease in accounts payable and accrued expenses	(8,118)
Net cash provided by operating activities	189,407
INVESTING ACTIVITIES:	
Return of capital from investment in private company	656,938
Net cash provided by investing activities	656,938
FINANCING ACTIVITIES:	
Capital distributions	(550,000)
Repurchase of common stock	(84,450)
Net cash used by financing activities	(634,450)
NET INCREASE IN CASH	211,895
CASH AT BEGINNING OF YEAR	87,045
CASH AT END OF YEAR	$ 171,421

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

Supplemental disclosure of non-cash transactions:

The Company recognized a Right of use asset by recording a Lease liability for $191,130.

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
Year Ended March 31, 2020

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Pursuant to a plan of reorganization effective January 1, 2008, Thomas Capital Group, Inc. (the "Company"), a Washington Subchapter S Corporation, is the successor organization to Thomas Capital Group, LLC. Thomas Capital Group, Inc. assumed all of the assets and liabilities of Thomas Capital Group, LLC, and no changes in ownership and/or control occurred. The Company continues the business of the registered predecessor broker-dealer as a private equity placement agent focused on raising capital for private equity funds and alternative investment products from institutional investors. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary source of revenue is contractual retainer and placement fees.

Revenue Recognition - Investment banking fees consist of retainer fees and placement fees.

The Company earns retainer fees from providing financial consulting services in accordance with placement or other contractual agreements. Generally, these retainer fees are billed on a periodic basis representing the engagement services performed and nonrefundable. Revenue is recognized in the period billed, upon the completion of the Company's related performance obligations.

The Company earns placement fees as an agent for client offerings. The Company recognizes placement fees revenue upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

In all cases, revenue recognition is subject to collection being probable. Reimbursable out-of-pocket expenses are recorded as incurred. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event that client engagements are terminated for other reasons.

Cash and cash equivalents - The Company may hold cash in financial institutions that exceeds the Federal Deposit Insurance Corporation (FDIC) insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents. There were no cash equivalents as of March 31, 2020.

Due From Clients, net - The Company carries its accounts and notes receivable at cost, net of any allowance for estimated uncollectible amounts. Principal payments are generally made in one to ten installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and reserves for estimated uncollectible amounts. In its evaluation, the Company assesses the credit history and current relationships with clients having outstanding balances, as well as current market conditions. Reserved amounts are written-off when they are determined to be uncollectible. Based on its evaluation at March 31, 2020, $25,000 was determined to be uncollectible and written-off.

Private Investment Funds - Investments in Private Investment Funds are valued at fair value as determined by the Company's management. The estimated value does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Promissory Note Receivable - Investment in promissory note receivable is valued at fair value as determined by the Company's management. The estimated value does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot reasonably determined.

Marketable Securities - Equity securities held for investment purposes are carried at market value as determined by the closing price of the reporting period.

Taxes - The Company has elected to be a Subchapter S Corporation for income tax purposes, and its net income or loss is included in the personal tax returns of the shareholders.

Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying statement of income.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2020, the IRS has not proposed any adjustment to the Company's tax position.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. As a result of this review, the Company reported no events that would require disclosure or have a material impact on the financial statements.

Note 2 - Investments in Private Investment Funds, at estimated fair value

Private Investment Funds - The Company holds investments in 2 nonpublic investment funds with restricted marketability. No quoted market exists for these investments. Each is stated at the closing fair market value as reported by management of the underlying company (Note 3). Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Net investment loss on private investment funds is $121,484 for the fiscal year ended March 31, 2020, and is included in net loss on investments on accompanying Statement of Operations.

Note 3 - Investments in Promissory Note Receivable, at estimated fair value

As discussed in Note 1, investment in promissory note receivable is recorded at fair value as determined by the Company's management. As of March 31, 2020, the face value and carrying amount of accrued interest approximates fair market value for this investment at $38,083 and is classified in Level 3 of the fair value hierarchy (See Note 4). The estimated value does not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot readily be determined.

The accrued interest income of $1,157 from this investment is included in interest income on the Statement of Operations.

Note 4 - Fair Value Measurement

On January 1, 2009, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2020.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities	$ 839	$ 839	$ -	$ -
Investments in private investment funds	$ 120,822	$ -	$ -	$ 120,822
Investments in promissory note receivable	$ 38,083	$ -	$ -	$ 38,083
Total	$ 159,744	$ 839	$ -	$ 158,905

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended March 31, 2020:

Balance as of April 1, 2019	**$899,244**
Investments received for private placements	36,926
Change in gain (loss)	(120,327)
Return of capital	(656,938)
Balance as of March 31, 2020	**$158,905**

Note 5 - Furniture and Equipment

Furniture and equipment are recorded at cost.

		Depreciable Life Years
Computer Equipment	$ 13,834	2
Equipment	1,998	3
Furniture	12,663	4
	28,495	
Less: Accumulated Depreciation	(28,495)	
Equipment and Furniture, net	$ -	

Depreciation expense for the fiscal year ended March 31, 2020 was $7,824.

Note 6 - Related Party Transactions

The Company has a lease agreement with TGH Realty, a related party through common ownership, whereby the related party provides office space for the Company. For the year ended March 31, 2020, the Company incurred $35,237 in rent expense under this lease, included in Rent on the Statement of Operations. See Note 8 for future minimum lease payments pursuant to this lease agreement.

The Company also has lease agreements with two of its stockholders, whereby the stockholders' provide home office space for the Company. For the year ended March 31, 2020, the Company incurred $12,000 in rent expense under these leases, included in Rent on the Statement of Operations. These home office leases are not subject to the provisions of ASC 842, Leases.

During the year ended March 31, 2019, the Company purchased an Unsecured Promissory Note (the "Note") from its majority stockholder. The Note was purchased at its Face Amount of $18,500 plus accrued interest of $2,629 for a total of $21,129.

This Note has an $18,500 principal balance accruing interest at 5.5% with a maturity date of February 18, 2021. During the year ended March 31, 2020, the Company accrued $1,017 of interest income under this note, included in Interest income on the Statement of Operations. At March 31, 2020, the Company is owed $22,689 and is due from an employee.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7 - Profit Sharing Plan

Effective January 1, 2004, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing six (6) months of service and attaining age 21. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times. The Company recorded profit sharing contributions of $31,450 for the year ended March 31, 2020.

Note 8 - Leases

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease is set to expire on December 31, 2023.

The components of lease cost for the year ended March 31, 2020 are as follows:

Operating lease costs	$ 35,237
Short-term lease costs	12,000
Total lease costs	$ 47,237

Amounts reported in the Statement of Financial Condition as of March 31, 2020 are as follows:
Operating leases:

Right-of-use asset	$191,130
Lease liability	191,130

Maturities of lease liability under the non-cancelable operating lease as of March 31, 2020 are:

2021	$ 48,627
2022	50,329
2023	52,090
2024	40,084
Total undiscounted lease payments	$ 191,130
Less: imputed interest	-
Total lease liability	$ 191,130

Note 9 - Major Clients

For the fiscal year ended March 31, 2020, seven customers accounted for 100% of the Company's total revenues.

Note 10 - Recently Issued Accounting Pronouncements

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases,* which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, as disclosed in Note 8. Under the modified retrospective transition method, the Company recorded a Right-of-use asset and a Lease liability both in the amount of $191,130.

Note 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2020, the company had net capital of $142,040, which was $137,040 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was 21%.

Note 11 - Redemption of Common Stock

During the year ended March 31, 2019, the Company resolved to purchase the 11,900 shares of one of its managing directors. The purchase will occur over an indeterminate amount of time at the discretion of management and as net capital permits. The shares will be cancelled upon purchase. The remaining stockholder's equity ownership percentages will adjust proportionally as the shares are purchased and cancelled. The stockholder will continue fulfilling his duties as a managing director indefinitely.

During the year ended March 31, 2020, the Company retired 3,000 shares for $84,450. As of March 31, 2020, 5,400 shares remain to be purchased and the Company has no fixed or determinable dates for the purchase of these shares.

Thomas Capital Group, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2020

COMPUTATION OF NET CAPITAL

Stockholders' Capital	$	406,948
DEDUCTIONS		
Accounts receivable		36,926
Client reimbursement receivable		23,712
Prepaid expenses		22,550
Employee loans		22,689
Investments in private investment funds, at estimated fair value		120,822
Investments in promissory note receivable, at estimated fair value		38,083
Haircuts on securities		126
		264,908
Net Capital	$	142,040
Minimum net capital required	$	5,000
Excess net capital	$	137,040

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$	30,094

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Percentage of aggregrate indebtedness to net capital		21.19%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited amended Form X-17a-5, Part IIA report, as of March 31, 2020.

Schedule II
Computation for Determination of Reserve Requirement Pursuant to SEC Rule 15c3-3
March 31, 2020

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds or securities.

Schedule III
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
March 31, 2020

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Thomas Capital Group, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Thomas Capital Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Thomas Capital Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Thomas Capital Group, Inc. stated that Thomas Capital Group, Inc. met the identified exemption provisions throughout the year ended March 31, 2020 without exception. Thomas Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thomas Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
May 13, 2020

THOMAS CAPITAL GROUP
Member FINRA & SIPC

Assertions Regarding Exemption Provision

To whom it may concern:

Thomas Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 for the year ended March 31, 2020 without exception.

I, Stephen J. Myott, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Stephen J. Myott
Managing Director